Exhibit 8

PURCHASE CONTRACT BETWEEN SAMARK ASSOCIATE
AND EM INTERNATIONAL INC. (“The parties”)

RECITALS

1.	Whereas Samark Associate are Shareholders in Maritek Corporation. And wish to sell their shares;

2.	EMC international Inc (purchaser) wish to purchase said shares of Samark Associate (Seller);

3.	Maritek Corporation is an inactive corporation and “The parties” agree to activate said company;

4.	Whereas EMC International Inc. acknowledges that by obtaining large number shares in Maritek Corporation, they will owe certain duties to maintain the active status of the company and owes a duty of good faith and fair dealing to other existing Shareholders;

5.	Purchaser acknowledges that he has reviewed all available records and papers maintained by Maritek corporation and Maritek Bahamas Ltd and understands that bank loans from the Royal Bank of Canada to Maritek (Bahamas ) Ltd. exist and that encumbrances secured by the real property owned by Maritek secure the loan. Purchaser further acknowledges that the real property owned by Maritek Bahamas Ltd and which forms the primary consideration for the purchase of Maritek Corporation.

6.	There may or may not be property taxes owing depending on the terms of the BIA Development approval.

7.	Purchaser acknowledges that Maritek Corporation has entered into a land sale contract previous to this agreement in which the legal effect is being disputed. The Purchaser agrees to cause Maritek (Bahamas) Ltd. To abide by Bahamas law to the extent that a court of competent jurisdiction determines that the land sale contract is enforceable and holds seller harmless from and against any legal action that may raise from its failure to comply with that law.

CONTRACT FOR PURCHASES

     Purchase Agreement dated this 26th day of January, 2004, Between Samark Associate (seller )and EMC International Inc. (purchaser ). The Sellers warrant that they are the Sole legal and beneficial owners of 102,767 Common Share and 233,334 Preferred Shares of Maritek Corporation; and no third party have any claim to the shares and that the Seller is conveying a good and marketable (sell to private investor only) title thereto. They further represent that the 102,767 Common Shares and 233,334 Preferred Shares are all of their shares of Maritek Corporation.

Purchase

     The seller agrees to sell and the Purchaser agrees to buy the Seller’s shares and debt of Maritek Corporation on the terms contained in this agreement.

Active Status

1.	The parties to take all steps necessary to activate Maritek Corporation as an active company, however, Purchaser acknowledges that Seller is not an Officer of Director of Maritek Corporation and possesses limited liability to participate in activation of the corporation.

2.	The Purchase agrees to obtain all necessary approvals of any regulatory agencies and necessary permits to active Maritek Corporation and transfer Seller’s shares to Purchase.

Deposit

     A deposit of 40 percent (40%) of the purchase price will be placed with the Solicitors, Greene, Radovsky, Maloney, and Share, LLP Barristers and Solicitors, Suite 4000, Four Embarcadero center, San Francisco, CA 94111, Attention: Mr. Adam Siegman. After execution of this contract, by Hung Ta Shen and Nagi Lan Shen on or before January 26th ,2004. The Purchaser will post a further deposit sufficient to close Escrow on or before February 1st, 2004. The parties will convene at the Solicitors, in person or by telephone, on January 26th, 2004, and the Purchaser will execute the share sales agreements and all documents necessary to close will be lodged with the Solicitors. At this point the deposit will be non-refundable, the Solicitors will be instructed to prepare all closing documents, and on or before February 1st, 2004, all agreements will close. Prior to the execution of and the tendering of the share sale agreements by the Purchaser, neither party is bound by this agreement.

Closing

     At Closing:

     1). Shareholders must deliver executed share sales agreements (purchase contract) along with endorsed share certificates;

     2). The Share purchase price will be paid to the shareholders by a certified check, and Promissory Note, where applicable;

     3). Where shares have been paid for by note a pledge of the share will be given as security for payment of the note.

     4). The shareholder, post-closing Agreement obligations for activation costs or unpaid property tax, each Shareholder will contribute pro-rata to or holdback to cover those costs with the balance distributed once they have been determined and paid

Price

     The price will be $0.60 per share for total 102,767 shares comprising common and 233,334 proffered shares, payable half in cash at closing and half pursuant to Purchaser’s promissory note within six month with interest at six (6%) percent from the date of closing. Unpaid for Shares will be pledged as security for payment of the Note and held in escrow by the Purchaser’s Solicitors, with Shares released to the Purchaser when principal on the Note is paid. The Note shall be non-recourse, other than with respect to the pledged Shares.

Miscellaneous

Notice

     1. Any notices to be given by either party to the other shall be in writing and may transmitted by personal delivery or by mail, registered or certified, postage prepared with return receipt requested. Mailed notices shall be addressed to purchaser at Green, Radovsky, Maloney, and Share, LLP Barristers and Solicitors, Suite 4000, Four Embarcadero Center, San Francisco, CA 94111, Attention: Adam Siegman and to Seller(s) at properties of America, Inc., 4300 W Spring Mtn Rd, #117, Las Vegas, Nevada 89102, but each party accordance with this section. Notices delivered personally shall be deemed communicated as of the date of actual receipt; mailed notices shall be deemed communicated as of date of mailing.

Arbitration

     2. (a) Any controversy between Sellers and Purchaser involving the construction or application of an f the terms, provisions, or conditions of this agreement shall on the written request of either party served on the other be submitted to arbitration. Arbitration shall comply with and be governed by the provisions of the California Arbitration Act.

         (b) Sellers and Purchaser shall each appoint one person to hear and determine the dispute. If the two persons so appointed are unable to agree, then those persons shall select a third impartial arbitrator whose decision shall be final and conclusive upon both parties.

ATTORNEYS FEES AND COSTS

     3. If any legal action is necessary to enforce or interpret the terms of this agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which that party as applicable to the entire contract.

ENTIRE AGREEMENT

     4. This agreement supersedes any and all other agreements, either oral or in writing, between the parties with respect to the purchase agreement and contains all of the covenants and agreements between the parties with respect to purchase agreement in any manner whatsoever. Each party to this agreement acknowledges that no representation, inducements, promises, or otherwise, have been made by any party, or anyone acting on behalf of any party, which is not embodied herein, and that no other agreement shall be valid or binding on either party. Any modification of this agreement will be effective only if it is in writing and signed by the party to be charged.

EFFECT OF WAIVER

     5. The failure of either party to insist on strict compliance with any of the terms, covenants, or conditions of this agreement by the other party shall not be deemed a waiver of that term, covenant, or condition, not shall any waiver or relinquishment of that right or power for all or any other times.

PARTIAL INVALIDITY

     6. If any provision in this agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

LAW GOVERNING AGREEMENT

     7. This agreement shall be governed by and construed in accordance with the laws of the State of California.

BINDING ON HEIRS AND ASSIGNS

     8. This agreement is binging on all heirs and assigns and may not be assigned without the expressed written permission to all partied to this purchase agreement.

CORPORATE RATIFICATIONS

     9. Purchaser and Seller(s) acknowledge that they have obtained all necessary Corporate resolutions necessary and or required for Purchaser and Seller(s) to enter into this agreement.

     Executed on ___at ___, California.

     Dated: ___

                         EMC International Inc. (purchaser)

     Dated: ___

                         Samark Associate (Seller)

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